Act: 1933
~~Section~~: FORM S-4
Rule:
Public Availability: 4/25/2007



07052399

April 25, 2007

DC

No Act
P.E. 4-4-07

Response of the Office of Chief Counsel
Division of Corporation Finance

PROCESSED
MAY 1 1 2007
THOMSON FINANCIAL

B

Re: Equitable Resources, Inc.
Incoming letter dated April 4, 2007

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings defined in your letter.

- The reporting history of the Company under the Exchange Act may be taken into account to determine whether Holdco is eligible to use Form S-3 or Form S-8 under the Securities Act, and to determine whether Holdings may furnish information in a Form S-4 under the Securities Act in the manner permitted for a company that is eligible to use Form S-3, as contemplated by General Instruction B.1.a of Form S-4;

- Without necessarily agreeing with your analysis, the Division will not object if Holdco, as successor to the Company, does not file new registration statements under the Securities Act for ongoing offerings of securities covered by the Company's currently effective registration statements on Forms S-3 and S-8. Instead, Holdco may adopt the Company's registration statements pursuant to Rule 414 under the Securities Act by filing post-effective amendments to those registration statements;

- The Company's Exchange Act reporting history may be taken into account when determining Holdco's compliance with the current public information requirements of Rule 144(c)(l) under the Securities Act;

- Average weekly reported trading volume in the Company's common stock during the time periods specified by Rule 144(e)(1) may be taken into account in determining the limitations on the amount of securities that may be sold pursuant to Rule 144(e);

- Persons who receive Holdco Common Stock in exchange for Company Common Stock may take into account the periods during which they held the Company Common Stock for the purpose of calculating their holding periods for Holdco Common Stock pursuant to Rule 144(d) under the Securities Act;

- The Reorganization will be a succession for purposes of Rule 12g-3(a) under the Exchange Act and Holdco will be a large accelerated filer for purposes of Rule 12b-2 under the Exchange Act; and

33213

- Persons who have filed statements on Schedule 13D or 13G under the Exchange Act reporting beneficial ownership of Company Common Stock will not be required to file additional or amended statements on Schedule 13D or 13G as a result of the Reorganization, provided that they note in their next subsequent filings on Schedule 13D or 13G that Holdings is the successor to the Company.

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,



Kim McManus
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2007

Mail Stop 3010

Christi L. Davis
Reed Smith LLP
435 Sixth Avenue
Pittsburgh, PA 15219-1886

RE: Equitable Resources Inc.

Dear Ms. Davis:

In regard to your letter of April 4, 2007, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn, Chief
Office Chief Counsel

Securities Act of 1933 – Rule 144, Rule 414,
Form S-3, Form S-4, Form S-8
Securities Exchange Act of 1934 – Section 13(a), Section 12(b),
Rule 12b-2, Rule 12g-3,
Section 13(d)(1), Rule 13d-1, Schedule 13D, Schedule 13G

Christi L. Davis
Direct Phone: 412.288.7226
Email: cdavis@reedsmith.com

Reed Smith LLP
435 Sixth Avenue
Pittsburgh, PA 15219-1886
412.288.3131
Fax 412.288.3063

April 4, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Equitable Resources, Inc. – Reorganization into a Holding Company Structure

Ladies and Gentlemen:

Please be advised that this letter amends and is substituted for our prior letter to you dated March 20, 2007.

We are acting as counsel for Equitable Resources, Inc., a Pennsylvania corporation, (the "Company") in connection with a proposed plan for reorganizing the Company and its subsidiaries into a holding company structure. The Company's structure at the current time is much like a holding company because a significant portion of its assets are direct and indirect ownership interests in a variety of subsidiaries and other corporate assets and liabilities, such as medium and long term notes and debentures, a credit facility, a commercial paper program, stock plans, executive agreements, other corporate vendor contracts and health and welfare plans. However, the Company also owns the operating assets and liabilities of Equitable Gas Company (a division of the Company). A diagram of the Company's condensed current structure is provided on Exhibit A. The Company is reorganizing into a holding company structure to move the operating assets and liabilities of Equitable Gas Company into a subsidiary because the separation of the Company's state-regulated distribution operations at Equitable Gas Company into a new subsidiary will better segregate its regulated and unregulated businesses and improve overall financing flexibility. The holding company form of organization is well-established and well-understood. The Company's decision to reorganize into a holding company structure at this time reflects, in part, the recent repeal of the Public Utility Holding Company Act of 1935 (the "Act"). The Act required the Company to obtain Securities and Exchange Commission (the "Commission") approvals prior to taking certain actions. In addition, the Act imposed costs and other obligations on holding companies registered under it associated with accounting and reporting requirements. The Public Utility Holding Company Act of 2005, effective February 8, 2006, eliminated substantive oversight by the Commission and significantly reduced the accounting and reporting requirements. The Company must obtain certain regulatory approvals from the Pennsylvania Public Utility Commission and the Public Service Commission of West Virginia and obtain certain third party consents before it will proceed to effect the holding company reorganization. These third party consents include approval of the listing of the new holding company's shares by the New York Stock Exchange and consent to transfer certain corporate contracts to the new holding company including: certain executive agreements, the commercial paper dealer agreements, various information technology contracts, leases, and other corporate vendor contracts. If the appropriate regulatory approvals are not received or the material third party consents are not obtained, the Company will not proceed with the holding company reorganization as described herein.

To effect the holding company reorganization, the Company will create a new first tier subsidiary, New EQT, Inc., a Pennsylvania corporation ("Holdco"), which in turn will create a new second tier subsidiary, EGC Merger Co., a Pennsylvania corporation ("MergerSub"). See Exhibit B Step 1 and Step 2. The Company proposes to enter into a Plan of Merger (the "Plan") pursuant to which MergerSub will be merged with and into the Company with the Company surviving (the "Merger"). See Exhibit B Step 4. The Company intends to accomplish the Merger pursuant to Section 1924(b)(4) of the Pennsylvania Business Corporation Law of 1988 (the "BCL"), a copy of which section we are including as Exhibit F to this letter. Section 1924(b)(4) of the BCL permits the Merger without a vote of shareholders of either constituent corporation and does not give rise to shareholder appraisal or dissenters' rights. Following the Merger, the Company will distribute all assets and liabilities of the Company other than the assets and liabilities of Equitable Gas Company to Holdco (the "Asset/Liability Transfer"). This distribution will occur to make Holdco the owner of the Company's subsidiaries after the Merger on the same basis as the Company owned such subsidiaries prior to the Merger, except that Holdco will own the stock of the Company that owns the operating assets and liabilities of Equitable Gas Company. Holdco and its subsidiaries will continue to conduct the business and operations that the Company and its subsidiaries conducted immediately before the effective time of the Merger. The assets and liabilities subject to the Asset/Liability Transfer are described in detail below. The Asset/Liability Transfer is diagramed on Exhibit C. Following the Asset/Liability Transfer, the Company will merge with and into a newly formed Pennsylvania limited liability company owned by Holdco, Equitable Gas Company, LLC. The merger of the Company into Equitable Gas Company, LLC is diagramed on Exhibit D. The purpose for the Company's merger into Equitable Gas Company, LLC, which will be a disregarded entity under the federal entity classification regulations, is to maintain the Company's current tax reporting structure and to complete the final step of the tax-free nature of the Reorganization to the Company and to the Company's shareholders pursuant to Internal Revenue Code Section 368(a)(1). The Merger, the Asset/Liability Transfer and the subsequent merger of the Company into Equitable Gas Company, LLC being herein referred to as the "Reorganization." The structure of Holdco and its subsidiaries immediately after the Reorganization is provided on Exhibit E. For a full description of the Reorganization see "The Proposed Reorganization" below. Immediately after the Merger, each person who owned an equity interest in the Company immediately prior to the Merger will own a corresponding equity interest in Holdco. As a result of the Reorganization, Holdco will thereafter conduct the businesses that the Company conducted immediately prior to the Merger in the same manner except that the business of Equitable Gas Company, formerly a division of the Company, will be conducted through a subsidiary of Holdco. As discussed more fully below, the rights of the shareholders of Holdco are not affected by the Reorganization, including the merger of the Company into Equitable Gas Company, LLC.

On behalf of the Company, we respectfully request a no-action letter or interpretive opinion from the Division of Corporation Finance (the "Division") of the Commission, with respect to certain issues raised by the Reorganization under the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder. As discussed below, the Division has granted relief in several circumstances that are similar to the relief requested in this letter.

Background Information Regarding the Company

General. The Company and its subsidiaries currently conduct business in two business segments,

Equitable Utilities and Equitable Supply. The Company and its subsidiaries offer energy (natural gas, and a limited amount of natural gas liquids and crude oil) products and services to wholesale and retail customers through these segments. Equitable Utilities' distribution operations are carried out by Equitable Gas Company, a division of the Company. The Company's operating assets are currently held by its various subsidiaries, except for the operating assets of Equitable Gas Company, which are owned by the Company. The Company wants to segregate the Equitable Gas Company business into a separate legal entity.

Specifically, the Company currently holds the following ownership interests in its subsidiaries: (a) 100% limited liability company interests of EQT Investments Holdings, LLC; (b) 500,000 ordinary shares of Equitable Resources Insurance Co., Ltd.; (c) 99% limited liability company interests of Kentucky West Virginia Gas Company, LLC; and (d) 85% limited partnership interests of Equitrans, LP (collectively, the "Subsidiary Ownership Interests"). EQT Investments Holdings, LLC holds ownership interests in a number of subsidiaries, including the subsidiaries that conduct Equitable Supply's production and gathering businesses. EQT Investments Holdings, LLC's ownership of these subsidiaries will not change as a result of the Reorganization. In addition, the Company owns the following other corporate assets and liabilities: (a) the Notes (defined below); (b) a Revolving Credit Facility dated October 27, 2006; (c) investments; (d) a commercial paper program (e) the Stock Plans (defined below); (f) executive agreements; (g) various health and welfare plans, (h) leases; and (i) other insignificant general corporate assets and liabilities such as furniture and fixtures and general corporate contracts (collectively, the "Miscellaneous Assets and Liabilities", and together with the Subsidiary Ownership Interests, the "Assets and Liabilities"). Finally, the Company also owns the operating assets and liabilities of the Equitable Gas Company. See Exhibit A.

Capitalization. As of December 31, 2006 the Company had an authorized capitalization consisting of (i) 320,000,000 shares of Common Stock, no par value ("Company Common Stock"), of which approximately 121,603,000 shares were issued and outstanding, and (ii) 3,000,000 shares of preferred stock, no par value. The Company's Board of Directors has the authority, without further shareholder action, to divide the preferred stock into series and to determine and fix the designations and relative rights and preferences of each series prior to issuance. As of December 31, 2006, no preferred stock was outstanding. Company Common Stock is listed for trading on the New York Stock Exchange ("NYSE") and has been registered pursuant to Section 12(b) of the Exchange Act. The Company is a reporting company under the Exchange Act and is current in its filings under the Exchange Act.

Indebtedness. As of December 31, 2006 the Company had outstanding the following series of medium and long term notes and debentures (the "Notes") that were offered and sold pursuant to Registration Statements on Form S-3 under the Securities Act or exchanged pursuant to Registration Statements on Form S-4 under the Securities Act as indicated below.

	Balance at December 31, 2006 (in thousands)	Registration Statement Number
Long-term:		
5.15% notes, due March 1, 2018	200,000	S-4 Registration No. 333-104392
5.15% notes, due November 15, 2012	200,000	S-4 Registration No. 333-103178
5.00% notes, due October 1, 2015	150,000	S-4 Registration No. 333-129286
7.75% debentures, due July 15, 2026	115,000	S-3 Registration No. 333-06839
Medium-term:		
8.48% to 9.00% Series A, due 2009 thru 2021	50,500	S-3 Registration No. 033-39505
7.30% to 7.55% Series B, due 2013 thru 2023	30,000	S-3 Registration No. 033-46207
6.78% to 7.60% Series C, due 2007 thru 2018	18,000	S-3 Registration No. 033-53703

The Notes are not admitted to trading on any exchange and are not registered pursuant to Section 12 of the Exchange Act. The Notes were issued pursuant to the terms of two indentures, the Indenture dated as of July 1, 1996 between the Company and The Bank of New York, as successor to Bank of Montreal Trust Company (the "BONY Indenture") and the Indenture dated as of April 1, 1983 between the Company and Deutsche Bank Trust Company Americas, formerly Bankers Trust Company, as successor to Pittsburgh National Bank (the "Deutsche Bank Indenture", and collectively with the BONY Indenture, the "Indentures").

Registered Stock Plans. The Company currently maintains a variety of benefit plans (each a "Stock Plan" and collectively the "Stock Plans") that involve the issuance of Company Common Stock or interests in Company Common Stock and/or in the related Stock Plan. The Company maintains effective registration statements on Form S-8 with respect to each Stock Plan as follows: Equitable Resources, Inc. 2005 Employee Deferred Compensation Plan and Equitable Resources, Inc. 2005 Directors' Deferred Compensation Plan (Registration Statement No. 333-122382); 1999 Equitable Resources, Inc. Long Term Incentive Plan (Registration Statement No. 333-70822); Equitable Resources, Inc. Deferred Compensation Plan and Equitable Resources, Inc. Directors' Deferred Compensation Plan (Registration Statement No. 333-32410); 1999 Equitable Resources, Inc. Long Term Incentive Plan (Registration Statement No. 333-82189); 1999 Equitable Resources, Inc. Non-Employee Directors' Stock Incentive Plan (Registration Statement No. 333-82193); Equitable Resources, Inc. Nonstatutory Stock Option Plan (Registration Statement No. 333-32197); Equitable Resources, Inc. Employee Savings and Protection Plan (Registration Statement No. 333-22529); Equitable Resources, Inc. Employee Stock Purchase Plan (Registration Statement No. 333-01879); 1994 Equitable Resources, Inc. Long Term Incentive Plan (Registration Statement No. 033-52151); 1994 Equitable Resources, Inc. Non-Employee Directors' Stock Incentive Plan (Registration Statement No. 033-52137); Equitable Resources, Inc. Key Employee Restricted Stock Option and Stock Appreciation Rights Incentive Compensation Plan (Registration Statement No. 033-10508); and Equitable Resources, Inc. Employee Savings Plan (Registration Statement No. 033-00252).

Forms S-3. The Company currently maintains effective registration statements on Form S-3 for the purpose of registering the resale of the Company's common stock and issuing debt securities. The Company may file a new universal or omnibus Form S-3 Registration Statement prior to the Reorganization to enable the future issuance of a variety of securities.

The Proposed Reorganization

The Company proposes to reorganize its operations into a holding company structure in which (i) the Company will become a wholly-owned subsidiary of Holdco, (ii) the Assets and Liabilities will be distributed from the Company to Holdco, (iii) the assets and liabilities of Equitable Gas Company will remain in the Company, and (iv) the Company will become a limited liability company. To effect the Reorganization, the Company will form Holdco, a wholly-owned subsidiary, and Holdco in turn will form MergerSub, a corporation owned solely by Holdco. See Exhibit B Step 1 and Step 2. Prior to the Merger, Holdco and MergerSub will each have a nominal amount of stock outstanding and will have no business or properties of their own, other than minimal amounts of cash and cash equivalents representing their respective initial capitalizations and, in the case of Holdco, the stock of MergerSub.

Holdco will, as of the effective time of the Merger (the "Effective Time"), have an authorized capitalization that is identical to the authorized capitalization of the Company. Based upon current circumstances, that capitalization would be as follows:

- The Articles of Incorporation of Holdco will provide for an authorized capitalization consisting of (i) 320,000,000 shares of common stock, no par value ("Holdco Common Stock"), and (ii) 3,000,000 shares of preferred stock, no par value.

- Holdco's Board of Directors will have the authority, without further shareholder action, to divide the preferred stock into series and to determine and fix the designations and relative rights and preferences of each series prior to issuance.

To effect the Merger, the Company will enter into the Plan pursuant to which the MergerSub will be merged with and into the Company. See Exhibit B Step 4. The Merger will be accomplished pursuant to Section 1924(b)(4) of the BCL. Mergers effected pursuant to Section 1924(b)(4) of the BCL do not require shareholder approval and do not give rise to shareholder appraisal or dissenters' rights pursuant to Section 1930(b) of the BCL. Section 1924(b)(4) is based upon Section 251(g) of the Delaware General Corporation Law ("DGCL") and was enacted in order to permit a Pennsylvania corporation to reorganize by merging with or into a direct or indirect wholly-owned subsidiary of a holding company without shareholder approval. The Merger will conform in all respects with the requirements of Section 1924(b)(4) of the BCL.

Immediately prior to the Merger, the Company will contribute to Holdco all of the shares of Company Common Stock held by the Company as treasury stock. At the Effective Time, MergerSub will be merged with and into the Company, with the Company continuing as the surviving corporation. This will result in the Company becoming a direct, wholly-owned subsidiary of Holdco. By virtue of the Merger:

- each share of Company Common Stock issued and outstanding immediately prior to the Merger will be exchanged for one share of Holdco Common Stock having the same designations, rights, powers and preferences, and qualifications, limitations and restrictions thereof, as the shares of Company Common Stock so that each person that owned Company Common Stock immediately prior to the Merger will own a corresponding number of shares and percentage of the corresponding outstanding Holdco Common Stock;

- each share of Company Common Stock that was issued and held in the treasury of the Company that was contributed to Holdco immediately prior to the Merger will be converted into a share of Holdco Common Stock;

- each share of MergerSub Common Stock outstanding immediately prior to the Merger will be exchanged for one share of Company Common Stock; and

- each share of Holdco Common Stock that the Company owned immediately prior to the Merger will be canceled and retired.

At the Effective Time, Holdco Common Stock will be listed for trading on the NYSE. Consummation of the Reorganization is conditioned upon receiving notice of the listing of Holdco Common Stock on the NYSE.

From and after the Effective Time, Holdco will assume all of the Company's obligations under the Stock Plans and Holdco will issue shares of Holdco Common Stock in lieu of shares of Company Common Stock under the Stock Plans. Further, as applicable, interests in Holdco Common Stock will be issued in lieu of interests in Company Common Stock under the Stock Plans. Pursuant to the Merger, each outstanding option to purchase Company Common Stock granted pursuant to the Stock Plans will be converted into an option to purchase the same number of shares of Holdco Common Stock. Holdco and the Company will execute and deliver such documents, and make such amendments to the Stock Plans, as necessary or appropriate to effect the assumption of the Stock Plans by Holdco. However, the amendments will not alter the benefits accruing to participants under the Stock Plans, the number of securities to be issued under the Stock Plans or the requirements for eligibility under the Stock Plans.

Holdco will file post-effective amendments to each Form S-8 Registration Statement filed for the Stock Plans. In order for the Stock Plans to be operational to Holdco upon consummation of the Reorganization, subject to a favorable response to this letter, Holdco intends that such amendments be filed immediately after the Effective Time. Holdco will also file post-effective amendments to the Company's registration statements on Form S-3 to enable Holdco to continue the offerings thereunder after the Merger.

Following the Merger, Holdco will have outstanding shares, Articles of Incorporation and By-Laws that are identical to those of the Company prior to the Merger. In addition, following the Merger, Holdco will have a board of directors and officers identical to those of the Company immediately prior to the Merger.

In addition, pursuant to Section 1924(b)(4) of the BCL the Company's Board of Directors must make a good faith determination that the Company's shareholders will not recognize gain or loss for United States federal income tax purposes as a result of the Merger.

The Company will file any required Current Reports on Form 8-K related to the Merger through the Effective Time, and Holdco will file a Current Report on Form 8-K at the Effective Time of the Merger describing the Merger, reflecting Holdco as the successor to the Company and indicating that Holdco's common stock is deemed to be registered under Section 12(b) of the Exchange Act. Additionally, as soon as practicable after the Effective Time, Holdco will send a notice to its shareholders of record as of the close of business on the day of the Effective Time describing the Merger.

Following the Merger, the Company will make the Asset/Liability Transfer. The Asset/Liability Transfer will occur to make Holdco the owner of the Company's existing direct subsidiaries after the Merger so that the Company will own only the assets and liabilities of Equitable Gas Company, the regulated distribution business. The Asset/Liability Transfer will include all of the Assets and Liabilities. See Exhibit C.

Holdco will assume all obligations under the Indentures, will become obligor with respect to the Notes and will be substituted for the Company under the Indentures pursuant to supplemental indentures executed with each trustee (the "Supplemental Indentures"). Holdco will also become obligor with respect to the Company's obligations under its Revolving Credit Agreement dated October 27, 2006 (the "Credit Agreement"). The Credit Agreement expressly permits the Reorganization. The Indentures permit substitution of a successor obligor by supplemental indenture under certain circumstances, including the Asset/Liability Transfer.

Following the Asset/Liability Transfer, Holdco will own all ownership interests in subsidiaries and other corporate assets and liabilities formerly owned by the Company, but will not own the assets or liabilities of Equitable Gas Company. Immediately following the Asset/Liability Transfer (and prior to the merger of the Company with and into Equitable Gas Company, LLC), Holdco will instead own the stock of the corporation that owns the operating assets of the Equitable Gas Company. Holdco and its subsidiaries will continue to conduct the business and operations that the Company and its subsidiaries conducted immediately before the Effective Time. The consolidated assets and liabilities of Holdco and its subsidiaries immediately after the Effective Time will be the same as the consolidated assets and liabilities of the Company and its subsidiaries immediately before the Effective Time.

Following the Asset/Liability Transfer, the Company will merge with and into a newly formed Pennsylvania limited liability company owned by Holdco, Equitable Gas Company, LLC. See Exhibit D. The purpose for the Company's merger into Equitable Gas Company, LLC, which will be a disregarded entity under the federal entity classification regulations, is to maintain the Company's current tax reporting structure and to complete the final step of the tax-free nature of the Reorganization to the Company and to the Company's shareholders pursuant to Internal Revenue Code Section 368(a)(1). As a result, the assets and liabilities of Equitable Gas Company will be owned by a Pennsylvania limited liability company rather than a Pennsylvania corporation. This restructuring will not affect the Company's consolidated assets and liabilities or the business or operations that the Company conducts. The structure of Holdco and its subsidiaries immediately after the Reorganization is provided on Exhibit E.

The rights of the shareholders of Holdco will be the same as the rights of the shareholders of the Company. The fact that immediately after the Reorganization Holdco will be the sole member of Equitable Gas Company, LLC will not impact the rights of Holdco's public shareholders because under Pennsylvania law Holdco will have the same rights as the sole member of this limited liability company as it would have as the sole shareholder of the Company immediately after the Merger. Because Holdco's rights are not affected as a result of the Company's merger with Equitable Gas Company, LLC, the rights of the shareholders of Holdco are not affected.

The Company may effect a holding company restructuring pursuant to a different alternative than the Reorganization, including the Merger pursuant to Section 1924(b)(4) of the BCL. Because the Company's structure is currently much like a holding company, except for the ownership of the operating assets and liabilities of Equitable Gas Company (a division of the Company), the Company could implement the holding company restructuring through the transfer, or "drop-down," of the assets and liabilities of the business conducted by the Equitable Gas Company division to a newly-formed limited liability company ("Alternate Reorganization"). Because the Company believes that the Alternate Reorganization is more expensive to implement than the Reorganization, the Company prefers to implement the Reorganization. Shareholder approval would not be required under the Alternate Reorganization.

Requested Advice

On behalf of the Company, we respectfully request a recommendation from the Division that no enforcement action will be taken by the Commission with respect to each of our opinions set forth below and discussed more fully under the heading "Discussion and Analysis":

1. Forms S-3, S-4 and S-8.

After the Effective Time, Holdco may, as a successor registrant, include the prior activities and status of the Company in determining whether Holdco meets the eligibility requirements for the use of Forms S-3 and S-8, and for purposes of registration statements on Form S-4, Holdco may provide the information in a manner permitted to a company eligible to use Form S-3 to the extent that, prior to the Effective Time, the Company was eligible to use Form S-3.

2. Rule 414.

After the Effective Time, Holdco will constitute a "successor issuer" of the Company for purposes of Rule 414 promulgated under the Securities Act and may file post-effective amendments to the Company's registration statements on Forms S-3 and S-8 as contemplated by Rule 414 for the purpose of continuing offerings under such registration statements.

3. Rule 144.

The prior activities of the Company and the average weekly reported trading volume in Company Common Stock may be taken into account in determining whether Holdco has complied with the current public information requirements of Rule 144(c)(1) under the Securities Act and the limitation on the amount of securities that may be sold pursuant to Rule 144(e) under the Securities Act. In addition, holders of "restricted" shares of Holdco Common Stock will not be deemed to have acquired such shares on the date of the Merger, but instead may tack the periods during which they held Company Common Stock for purposes of satisfying the holding period requirements of Rule 144(d).

4. Rules 12g-3 and 12b-2.

The Merger constitutes a "succession" for purposes of Rule 12g-3(a) of the Exchange Act, and upon consummation of the Merger, the Holdco Common Stock will be deemed to be registered under Section 12(b) of the Exchange Act in accordance with Rule 12g-3(e).

Further, the Company's status as a large accelerated filer under Rule 12b-2 of the Exchange Act and its history of filing annual reports pursuant to Section 13(a) or 15(d) under the Exchange Act will be carried over to Holdco, making Holdco a large accelerated filer for purposes of Rule 12b-2 of the Exchange Act.

5. Schedules 13D and 13G.

Persons who have filed statements on Schedules 13D or 13G reporting ownership interests in Company Common Stock will not be required to file any additional or amended statements or forms as a result of the Merger, provided they instead note in their next filings that Holdco is the successor issuer to the Company.

Discussion and Analysis

Background

The Commission has made favorable determinations in regard to certain of our opinions in respect of holding company reorganizations under Pennsylvania BCL Section 1924(b)(4) in *Crown, Cork & Seal Company, Inc.*, available February 25, 2003 and *Ampco-Pittsburgh Corporation*, available January 22, 2004. Specifically, in *Crown, Cork & Seal Company, Inc.*, supra, the Commission made favorable determinations in regard to the S-3, S-4 and Rule 414 issues in opinions 1 and 2, the Rule 144(c)(1) and Rule 144(d) issues in opinion 3 the Rule 12g-3(a) issue in opinion 4 and the Schedule 13D and Schedule 13G issue in opinion 5. In *Ampco-Pittsburgh Corporation*, supra, the Commission made favorable determinations in regard to the S-8 issue in opinion 2, the Rule 144(c)(1) and Rule 144(d) issues in opinion 3, the Rule 12g-3(a) issue in opinion 4 and the Schedule 13D and Schedule 13G issue in opinion 5. However, the holding company reorganizations in which these favorable determinations were made by the Commission did not include a transfer of assets and liabilities after the Pennsylvania BCL Section 1924(b)(4) merger like the Asset/Liability Transfer included in the Reorganization.

Furthermore, the positions as set forth above are based on, and consistent with, previous determinations of the Commission in respect of similar holding company reorganizations under Section 251(g) of the DGCL, upon which the Pennsylvania statute is based. *See, e.g., Matria Healthcare, Inc.*, available February 10, 2005, *El Paso Natural Gas*, available May 21, 1998, *Northwest Airlines Corporation*, available December 16, 1998, *Rouge Steel, Inc.*, available April 22, 1997, *BMC West Corporation*, available April 16, 1997, *Halliburton Company*, available December 11, 1996, *America West Airlines, Inc.*, available April 25, 1996, *Proler International Corp.*, available February 6, 1996, *INDRESCO, INC.*, available October 31, 1995 and *Toys "R" Us, Inc.*, available December 1, 1995. Moreover, such positions are based on, and consistent with, a determination of the Commission in respect of a Pennsylvania Division effected without shareholder approval, *see The Bon-Ton Stores, Inc.*, available July 14, 1995. Such positions are also based on, and consistent with, other similar holding company reorganizations effected without stockholder approval. *See, e.g., Johnson Controls, Inc.*, available January 28, 2005, *Lamalie Associates, Inc.*, available December 15, 1998 and *Par Pharmaceutical, Inc.*, available June 19, 1991. Finally, certain of the above positions are based on, and are consistent with, previous determinations of the Commission in respect of other holding company reorganizations and mergers effected with stockholder approval. *See, e.g., AOL Time Warner Inc., America Online, Inc., Time Warner Inc.*, available November 15, 2000.

The Division has consistently noted the following factors in approving transactions involving a reorganization pursuant to Section 251(g) of the DGCL: (a) stockholder approval of the reorganization is not required under Section 251(g) of the DGCL; (b) stockholder approval of the reorganization is not being sought; (c) under Section 262(b) of the DGCL, company stockholders will not be entitled to dissenters' appraisal rights; (d) company stockholders will receive securities of the same class evidencing the same proportional interests in holdco as those they held in the company; (e) the business conducted by the company will not change as a result of the reorganization; (f) the board of directors and officers of holdco will be identical to the board of directors and officers of the company as they were immediately prior to the consummation of the reorganization; (g) the rights and interests of the holders of holdco's capital stock will be substantially the same as those they had as holders of the company common stock; (h) holdco will be formed for the sole purpose of effecting the reorganization and, prior to the consummation of the reorganization, will have no significant assets or liabilities; (i) immediately following consummation of the reorganization, holdco will have substantially the same assets and liabilities on a consolidated basis as the company had prior to consummation of the reorganization; (j) the capital stock of holdco will be issued solely as part of a reorganization of the company into a holding company structure; (k) the company common stock is registered under Section 12 of the Exchange Act; (l) the company is current in its reporting requirements under Section 13 of the Exchange Act; (m) on the effective date of the reorganization, the company will file a Form 8-K describing the restructuring, and (n) as soon as practicable after the reorganization becomes effective, the company will provide its stockholders with a description of the restructuring. *See, e.g., Northwest Airlines Corporation*, supra, *AOL Time Warner Inc.*, supra, *Rouge Steel, Inc.*, supra, *Halliburton Company*, supra, *America West Airlines, Inc.*, supra, *Proler International Corp.*, supra, *INDRESCO, Inc.*, supra, and *Toys "R" Us, Inc.*, supra. As discussed above, the Reorganization and the Merger will possess all of the attributes listed above. Accordingly, we respectfully request a recommendation from the Division that no enforcement action will be taken by the Commission with respect to the matters set forth in our opinions discussed in more detail below.

1. Forms S-3, S-4 and S-8.

General Instruction I.A.7 to Form S-3 under the Securities Act deems a successor registrant to have met the conditions for eligibility to use Form S-3 set forth in General Instructions I.A.1, 2, 3 and 5 to Form S-3 if (i) its predecessor and it, taken together, meet such conditions; (ii) the succession was primarily for the purpose of forming a holding company; and (iii) the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor. The succession of Holdco to the business, assets and liabilities of the Company pursuant to the Merger and Asset/Liability Transfer will be primarily for the purpose of forming a holding company, and the consolidated assets and liabilities of Holdco immediately after the Effective Time will be the same as the consolidated assets and liabilities of the Company immediately prior thereto. In regard to the characterization of Holdco as a "holding company" after the time of the Asset/Liability Transfer, as detailed above, after the Merger and Asset/Liability Transfer, Holdco will own directly no significant operating assets. Rather, Holdco will own ownership interests in subsidiaries previously owned by the Company and the ownership interests in the Company along with other assets and liabilities of a corporate nature. Note that in *INDRESCO, Inc.*, immediately after the Merger, the company made a dividend of its shares in the North American Holding Company and the Foreign Holding Company to its new parent Holdco, similar to the Asset/Liability Transfer proposed by the Company. Accordingly, we are of the opinion that Holdco should be deemed to be a successor registrant and should be able to include the Company's acts and status prior to the Effective Time in determining whether Holdco is eligible to use Form S-3. Our opinion is consistent with the previous determinations of the Division in *Crown, Cork & Seal Company, Inc., Matria Healthcare, Inc., Johnson Controls, Inc., El Paso Natural Gas Company, Rouge Steel, Inc., Halliburton Company, BMC West Corporation, America West Airlines, Inc., Toys "R" Us, Inc., INDRESCO, Inc., and Par Pharmaceutical, Incorporated,* supra.

Similarly, the General Instructions to Form S-8 require as a condition to the use of Form S-8 that, among other things, the registrant be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and that all reporting requirements for the prior twelve months shall have been met. The Company currently satisfies this requirement, and Holdco will be subject to the reporting requirements of Section 13 of the Exchange Act following the Merger. Therefore, the purpose of the General Instructions of insuring adequate information regarding the registrant and the securities that are registered will be satisfied. For these reasons, we are also of the opinion that Holdco should be deemed to be a successor registrant and should be able to include the Company's acts and status prior to the Effective Time in determining whether Holdco is eligible to use Form S-8. The Division has previously issued no-action letters in similar circumstances where a holding company sought to rely upon the reporting history of a predecessor company in determining compliance with the conditions to the use of Form S-8. *See Matria Healthcare, Inc., Johnson Controls, Inc., BMC West Corporation, and Par Pharmaceutical, Incorporated,* supra.

We are also of the opinion that, for purposes of registration statements on Form S-4, Holdco may provide information in a manner permitted to a company eligible to use Form S-3 to the extent that, prior to the Effective Time, the Company was eligible to use Form S-3. Our opinion is consistent with the previous determinations of the Division in *Crown, Cork & Seal Company, Inc., Matria Healthcare, Inc., Johnson Controls, Inc., El Paso Natural Gas Company, Rouge Steel, Inc., Halliburton Company, BMC West Corporation, America West Airlines, Inc., Toys "R" Us, Inc., INDRESCO, Inc. and Par Pharmaceutical, Incorporated,* supra.

2. Rule 414.

Rule 414 under the Securities Act provides that if, under certain circumstances, an issuer succeeds another issuer for the purpose of changing its form of organization, a registration statement of the predecessor will be deemed to be the registration statement of the successor for the purpose of continuing the offering covered by such registration statement. The conditions enumerated in Rule 414 will be satisfied with two exceptions.

The first exception is Paragraph (b) of Rule 414, which requires that the succession be effected by a statutory merger or similar succession in which the successor acquires all assets and assumes all of the liabilities and obligations of the predecessor issuer. In the Reorganization, Holdco will directly acquire ownership of the Assets and Liabilities. The assets and liabilities of the Equitable Gas Company, formerly a division of the Company, will be owned indirectly through ownership of all the limited liability company interests of Equitable Gas Company, LLC. Therefore, as a result of the Reorganization, consistent with the spirit of Rule 414, Holdco will directly or indirectly acquire all assets and will assume all liabilities and obligations of the Company as a result of the Reorganization. The consolidated assets, liabilities and stockholders' equity of Holdco immediately after the Merger will be the same as the consolidated assets, liabilities and stockholders' equity of the Company immediately before the Merger. It is our opinion that this technicality relating to paragraph (b) is not material and should not affect the applicability of Rule 414. More importantly, as contemplated by Rule 414(d) Holdco will file amendments to the above referenced registration statements adopting such statements as its own registration statements and setting forth any additional information necessary to reflect any material changes necessary to keep the registration statements from being misleading in any material respect for all purposes of the Securities Act and the Exchange Act.

The second exception is paragraph (c) of Rule 414, which requires shareholder approval of the Merger following the solicitation of proxies pursuant to Section 14(a) of the Exchange Act or the furnishing of information pursuant to Section 14(c) of the Exchange Act. As noted above, because shareholder approval of the Merger is not required pursuant to Section 1924(b)(4) of the BCL, the Company does not intend to seek such approval and therefore will not need to solicit proxies or provide such information. Furthermore, as noted above, shareholder approval would not be required if the Company effected the Alternate Reorganization instead of the Reorganization. Accordingly, it is our opinion that the failure to meet the technical requirements of Rule 414(c) is not material and should not affect the application of Rule 414 because, in substance, the effect of the Reorganization is similar to a change in form of organization pursuant to successions that meet the requirements of Rule 414(c) and if the Alternate Reorganization were pursued, no shareholder vote would be required and the same organizational structure would result.

Accordingly, we are of the opinion that the Company's registration statements on Forms S-3 and S-8 should be deemed to be the corresponding registration statements of Holdco as the successor issuer for the purpose of continuing the offerings under Rule 414 promulgated under the Securities Act, and that Holdco may file post-effective amendments to the Company's registration statements on Forms S-3 and S-8 as contemplated by Rule 414. Our opinion is consistent with the previous determinations of the Division with respect to Rule 414 in the context of transactions similar to the Reorganization. *See Crown, Cork & Seal Company, Inc., Ampco-Pittsburgh Corporation, Matria Healthcare, Inc., Johnson Controls, Inc., El Paso Natural Gas Company, Rouge Steel, Inc., Halliburton Company, BMC West Corporation, America West Airlines, Inc., Toys "R" Us, Inc., INDRESCO, Inc. and Par Pharmaceutical, Incorporated,* supra.

3. Rule 144.

Rule 144 imposes certain conditions on sales of restricted securities and sales of securities by and for the accounts of affiliates of an issuer. Rule 144(c)(1) requires the issuer to have been subject to the reporting requirements of the Exchange Act for a period of at least 90 days immediately preceding the sale of the securities and to have filed all reports required to be filed under the Exchange Act during the 12 months preceding the sale of the securities, or such shorter time as the issuer was required to file such reports. Because, immediately after the Effective Time, Holdco will have, on a consolidated basis, the same assets, liabilities, business and operations as the Company had, on a consolidated basis, immediately before the Effective Time and the Company has been subject to, and has complied with the reporting requirements of, Sections 13 or 15(d) of the Exchange Act for more than the past 12 months. Accordingly, we are of the opinion that, for purposes of Rule 144, the prior reporting history of the Company may be taken into account in determining whether Holdco has complied with the public information requirements of Rule 144 and Holdco should be deemed, immediately after the Effective Time, to have complied with the public information requirements of Rule 144(c)(1). Our opinion is consistent with the previous determinations of the Division in *Crown, Cork & Seal Company, Inc., Ampco-Pittsburgh Corporation, Matria Healthcare, Inc., Johnson Controls, Inc., Lamalie Associates, Inc., El Paso Natural Gas Company, Rouge Steel, Inc., Halliburton Company, Proler International Corp., Toys "R" Us, Inc., Inc. and The Bon-Ton Stores, Inc.,* supra..

For the same reasons, we are of the opinion that, for purposes of Rule 144, the most recent report or statement published by the Company prior to the Effective Time and the average weekly reported volume of trading in Company Common Stock during the time periods specified in Rule 144(e)(1) occurring immediately prior to the Effective Time may be taken into account by holders of Holdco

Common Stock in determining the applicable limitation on amount of stock that maybe sold in compliance with Rule 144(e)(1) and (2). Our opinion is consistent with the previous determination of the Division in *Johnson Controls, Inc., Lamalie Associates, Inc. and El Paso Natural Gas Company,* supra.

Finally, Rule 144(d) requires that a period of one year elapse between the later of the date of the acquisition of unregistered securities and any resale of such securities in reliance on Rule 144. Additionally, Rule 144(k) requires that a period of two years (calculated in accordance with Rule 144(d)) elapse between the later of the date of the acquisition of unregistered securities and any resale of such securities in reliance on Rule 144(k). In *Crown, Cork & Seal Company, Inc., Ampco-Pittsburgh Corporation, Matria Healthcare, Inc., Johnson Controls, Inc., Lamalie Associates, Inc. and El Paso Natural Gas Company,* supra, the Division took no-action when holding periods were tacked for purposes of Rule 144(d) in the context of a holding company reorganization, where four conditions were met. The conditions were: (i) the holding company stock must be issued solely in exchange for the constituent company common stock; (ii) security holders receive securities of the same class and in the same proportions as exchanged; (iii) the holding company is newly formed and has no significant assets except constituent company securities immediately after the transaction and, at that time, has substantially the same assets and liabilities on a consolidated basis as those of the constituent company immediately prior to the transaction; and (iv) the rights and interests of shareholders of the holding company are substantially the same as they had as holders of the constituent company's stock. In regard to Item (iii), consistent with the examples cited above, immediately after the Merger pursuant to Section 1924(b)(4) of the BCL Holdco owns no significant assets other than the Company's common stock and the consolidated assets and liabilities are the same. After the next step in the Reorganization, the Asset/Liability Transfer, in addition to Company securities, Holdco will own the Subsidiary Ownership Interests and Miscellaneous Assets and Liabilities formerly owned by the Company. Holdco will own no significant assets other than the Subsidiary Ownership Interests and Company securities. Furthermore, the consolidated assets and liabilities will remain the same. While the additional step of the Asset/Liability Transfer results in Holdco owning assets other than Company securities, Holdco will own no significant assets other than the Subsidiary Ownership Interests and Company securities so that we do not believe that this additional transfer should impact the ability of holders of Holdco Common Stock to tack periods of ownership of Company common stock under Rule 144(d). The holding period requirements of Rule 144(d)(1) are intended to assure that persons holding restricted securities have assumed the economic risks of investment, and therefore, are not acting as conduits for the sale to the public of unregistered securities, directly or indirectly, on behalf of the issuer. *See Preliminary Note to Rule 144.* The Division has consistently issued no-action letters permitting tacking in instances where a holding company was created to become the parent of a pre-existing company. Holdco was created for this sole purpose, becomes the parent of the Company, and until the Asset/Liability Transfer owns only Company securities and after the Asset/Liability Transfer owns no significant assets other than the Subsidiary Ownership Interests and Company securities. Additionally, the Assets and Liabilities transferred to Holdco in the Asset/Liability Transfer are currently owned by the parent company so that there is no overall change to the consolidated entity. On a consolidated basis, Holdco and the Company are the same before and after the Asset/Liability Transfer. The holders of any restricted securities have the same economic risk in the same consolidated entity before and after the Asset/Liability Transfer. In the absence of any economic or substantive consequence to the holders of Company common stock, and the absence of the ownership by Holdco after the Asset/Liability Transfer of any significant assets other than the Subsidiary Ownership Interests and Company securities, we believe that following the Asset/Liability Transfer tacking under Rule 144(d) should be permitted. Also note that on a consolidated basis, Holdco will have the same assets and liabilities as the Company had prior to the Merger.

In regard to (iv), the rights of the shareholders of Holdco will be the same as the rights of the shareholders of the Company. The fact that immediately after the Reorganization Holdco will be the sole member of Equitable Gas Company, LLC will not impact the public shareholders because Holdco will have the same rights as the sole member of this limited liability company as it has as the sole shareholder of the Company immediately after the Merger. Because Holdco's rights are not affected as a result of the Company's merger with Equitable Gas Company, LLC, the rights of the shareholders of Holdco are not affected. Furthermore, the Division has permitted tacking in instances where there have been changes to charters and bylaws of the Holding Company. *See e.g., Aether Systems, Inc.*, available April 26, 2005, *Goodrich & Pennington,* available December 16, 1997, *M-Wave, Inc.*, available July 30, 1993 and *Ticketmaster Corporation,* available May 21, 1984. Accordingly, we are of the opinion that the holders of Holdco common stock should be permitted to tack the period during which they held Company Common Stock for purposes of satisfying the holding period requirements calculated under subsection (d) of Rule 144.

4. Rules 12g-3(a) and 12b-2.

Rule 12g-3(a) under the Exchange Act provides that "[w]here in connection with a succession by merger, consolidation, exchange of securities, acquisition of assets or otherwise, securities of an issuer that are not already registered pursuant to Section 12 of the [Exchange] Act are issued to the holders of any class of securities of another issuer that is registered pursuant to either Section 12(b) or (g) of the [Exchange] Act, the class of securities so issued shall be deemed to be registered under the same paragraph of Section 12 of the [Exchange] Act ..." We are of the opinion that the Reorganization constitutes a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and that, therefore, the Holdco Common Stock, upon issuance, will be deemed registered under Section 12(b) of the Exchange Act. Rule 12g-3(f) goes on to provide that the issuer of the securities deemed registered pursuant to Rule 12g-3 shall indicate on the Form 8-K filed in connection with the succession the paragraph of Section 12 of the Exchange Act under which such class of securities is deemed registered.

Although the definition of "succession" in Rule 12b-2 under the Exchange Act contemplates the "direct acquisition of the assets comprising a going business, whether by merger, consolidation, purchase, or, other direct transfer," and not a holding company reorganization, it is clear from the no-action positions that the Division has taken in the past that the structure of the Merger should constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act. *See Crown, Cork & Seal Company, Inc., Ampco-Pittsburgh Corporation, Johnson Controls, Inc., Lamalie Associates, Inc., El Paso Natural Gas Company, BMC West Corporation, America West Airlines, Inc., Proler International Corp., Toys "R" Us, Inc. and INDRESCO, Inc.*, supra. Accordingly, we are of the opinion that, upon issuance of the Holdco Common Stock in exchange for Company Common Stock in the Merger, the Holdco Common Stock will be deemed registered under Section 12(b) of the Exchange Act.

Further, based on our opinion that Holdco is succeeding to the Company under Section 12(b) of the Exchange Act, we are of the opinion that the Company's status as a large accelerated filer under Rule 12b-2 of the Exchange Act and its history of filing annual reports pursuant to Section 13(a) or 15(d) under the Exchange Act will be carried over to Holdco, making Holdco a large accelerated filer for purposes of Rule 12b-2 of the Exchange Act. *See Matria Healthcare, Inc.*, supra.

5. Schedules 13D and 13G.

Section 13(d)(1) of the Exchange Act and Rule 13d-1 thereunder require that a person that acquires more than five percent of any equity security registered pursuant to Section 12 file a statement on Schedule 13D or 13G. Section 13(d)(2) of the Exchange Act and Rule 13d-2 thereunder require the Schedule 13D to be amended when material changes in ownership occur and require the Schedule 13G to be amended within 45 days after the end each calendar year. For the reasons discussed above, following the Merger, Holdco will, on a consolidated basis, represent the same company as did the Company prior to the Merger. Consequently, persons who have filed a Schedule 13D or 13G for Company Common Stock should not be required to file a new or amended Schedule 13D or 13G, if they state, in their next amendment to Schedule 13D or 13G, that Holdco is the successor to the Company for purposes of filings under Section 13(d).

Accordingly, we are of the opinion that persons who have filed a Schedule 13D or 13G in connection with the acquisition of equity securities of the Company should not be required to file a new or amended Schedule 13D or 13G, provided that they state in their next amendment to their Schedule 13D or 13G that Holdco is deemed the successor issuer to the Company. Our opinion is consistent with the previous determinations of the Division in *Crown, Cork & Seal Company, Inc., Ampco-Pittsburgh Corporation, Matria Healthcare, Inc., Johnson Controls, Inc., Lamalie Associates, Inc., El Paso Natural Gas Company, Rouge Steel, Inc., BMC West Corporation, America West Airlines, Inc. and Toys "R" Us, Inc.*, supra.

Conclusion

On behalf of the Company, and in light of the Company's desire to consummate the Reorganization as promptly as possible, we respectfully request your response as soon as possible. If the Division's staff disagrees with any of our opinions, then we respectfully request an opportunity to discuss the matter with the staff prior to any written response to this letter. If you have any questions or if you require any additional information concerning this letter and the matters we discuss in this letter, please contact me at (412) 288-7226 or James Barnes at (412) 288-7164.

Please acknowledge receipt of this filing by date-stamping the enclosed acknowledgement copy of this letter and returning it in the envelope provided for that purpose.

Very truly yours,

/s/ Christi L. Davis

Christi L. Davis

cc: Kimberly Sachse
Jonathan Lushko
James Barnes

Exhibit A

Equitable Resources, Inc. & Subsidiaries

Condensed Legal Entity Ownership Structure – Current Structure


Equitable Resources, Inc.
Equitable Gas Company Division
EQT Investments Holdings, LLC
Kentucky West Virginia Gas Company, LLC
Equitrans, LP
Equitable Resources Insurance Company, Ltd.
EQT Capital Corporation
EQT Investments, LLC
Equitable Production Company
Equitable Gathering, Inc.
Equitable Energy Holdings Corporation

Exhibit B

Equitable Resources, Inc. & Subsidiaries

Corporate Holding Company Reorganization – Share Exchange Merger



Merger #1 Survivor
Step #4
MERGER #1
Equitable Resources, Inc.
Equitable Gas Company Division
Step # 1
New EQT, Inc.
EQT Investments Holdings, LLC
Kentucky West Virginia Gas Company, LLC
Equitrans, LP
Equitable Resources Insurance Company, Ltd.
EGC Merger Co.
Equitable Gas Company, LLC
EQT Capital Corporation
EQT Investments, LLC
Step #2
Step #3
Equitable Production Company
Equitable Gathering, Inc.
Equitable Energy Holdings Corporation

Step #1 Equitable Resources, Inc. forms New EQT, Inc. (to become the new parent holding company)

Step #2 New EQT, Inc. forms EGC Merger Co. (transitory merger subsidiary)

Step # 3 New EQT, Inc. forms Equitable Gas Company, LLC (to become the new Gas Company)

Step #4 EGC Merger Co. merges with and into Equitable Resources, Inc. in a share exchange with Equitable Resources, Inc's. shareholders and New EQT, Inc. assumes registered stock plans

Exhibit C

Equitable Resources, Inc. & Subsidiaries

Corporate Holding Company Reorganization – Distributions to New EQT, Inc.


New EQT, Inc.
(new holding company)
Step #5
DISTRIBUTIONS
Equitable Gas Company, LLC
Equitable Resources, Inc.
Equitable Gas Company Division
EQT Investments Holdings, LLC
Kentucky West Virginia Gas Company, LLC
Equitrans, LP
Equitable Resources Insurance Company, Ltd.
EQT Capital Corporation
EQT Investments, LLC
Equitable Production Company
Equitable Gathering, Inc.
Equitable Energy Holdings Corporation
Step #5 Equitable Resources, Inc. (now a direct subsidiary of the new parent holding company New EQT, Inc.) distributes all non-Equitable Gas Company Division assets and liabilities (including the ownership interest in entities indicated, the Notes, the revolving credit facility, investments, commercial paper program, executive agreements, benefit plans, leases and corporate furniture and fixtures) to New EQT, Inc.

Exhibit D

Equitable Resources, Inc. & Subsidiaries

Conversion of Equitable Resources, Inc. Subsidiary to Equitable Gas Company, LLC



New EQT, Inc. (new holding company)
Equitable Resources, Inc.
Equitable Gas Company Division
Equitable Gas Company, LLC
EQT Investments Holdings, LLC
Kentucky West Virginia Gas Company, LLC
Equitrans, LP
Equitable Resources Insurance Company, Ltd.
Step #6
MERGER #2
Merger #2 Survivor
EQT Capital Corporation
EQT Investments, Inc.
Equitable Production Company
Equitable Gathering, Inc.
Equitable Energy Holdings Corporation

Step #6 Equitable Resources, Inc. (now only owning the assets and liabilities of its Equitable Gas Company Division) merges with and into Equitable Gas Company, LLC (thereby converting the Equitable Gas Company Division business into limited liability company form)

Exhibit E

Equitable Resources, Inc. & Subsidiaries

Proposed Condensed Legal Entity Structure Immediately Post-Holding Company Reorganization


New
EQT, Inc.
(new holding company)
EQT Investments
Holdings, LLC
Kentucky West
Virginia Gas
Company, LLC
Equitrans, LP
Equitable Resources
Insurance Company,
Ltd.
Equitable
Gas Company, LLC
EQT
Capital
Corporation
EQT
Investments, LLC
Equitable
Production
Company
Equitable
Gathering, Inc.
Equitable
Energy Holdings
Corporation

Exhibit F

Pennsylvania Business Corporation Law Section 1924(b)(4)

§ 1924. Adoption of plan

(b) ADOPTION BY BOARD OF DIRECTORS.--

(4) (i) Unless otherwise required by its bylaws, a plan of merger or consolidation providing for the merger or consolidation of a domestic business corporation (referred to in this paragraph as the "constituent corporation") with or into a single indirect wholly owned subsidiary (referred to in this paragraph as the "subsidiary corporation") of the constituent corporation shall not require the approval of the shareholders of either the constituent corporation or the subsidiary corporation if all of the provisions of this paragraph are satisfied.

(ii) A merger or consolidation under this paragraph shall satisfy the following conditions:

(A) The constituent corporation and the subsidiary corporation are the only parties to the merger or consolidation, other than the resulting corporation, if any, in a consolidation (the corporation that survives or results from the merger or consolidation is referred to in this paragraph as the "resulting subsidiary").

(B) Each share or fraction of a share of the capital stock of the constituent corporation outstanding immediately prior to the effective time of the merger or consolidation is converted in the merger or consolidation into a share or equal fraction of a share of capital stock of a holding company having the same designations, rights, powers and preferences and the qualifications, limitations and restrictions as the share of stock of the constituent corporation being converted in the merger or consolidation.

(C) The holding company and the resulting subsidiary are each domestic business corporations.

(D) Immediately following the effective time of the merger or consolidation, the articles of incorporation and bylaws of the holding company are identical to the articles of incorporation and bylaws of the constituent corporation immediately before the effective time of the merger or consolidation, except for changes that could be made without shareholder approval under section 1914(c) (relating to adoption by board of directors).

(E) Immediately following the effective time of the merger or consolidation, the resulting subsidiary is a direct or indirect wholly owned subsidiary of the holding company.

(F) The directors of the constituent corporation become or remain the directors of the holding company upon the effective time of the merger or consolidation.

(G) The board of directors of the constituent corporation has made a good faith determination that the shareholders of the constituent corporation will not recognize gain or loss for United States Federal Income Tax purposes.

(iii) As used in this paragraph only, the term "holding company" means a corporation that, from its incorporation until consummation of the merger or consolidation governed by this paragraph, was at all times a direct wholly owned subsidiary of the constituent corporation and whose capital stock is issued in the merger or consolidation.

(iv) If the holding company is a registered corporation, the shares of the holding company issued in connection with the merger or consolidation shall be deemed to have been acquired at the time that the shares of the constituent corporation converted in the merger or consolidation were acquired.

END